ADD-ON BENEFIT 4 YEAR WITHDRAWAL CHARGE SCHEDULE Thank you for choosing Jackson National Life Insurance Company®, also referred to as "the Company" or "Jackson®." This add-on benefit is made a part of the Contract to which it is attached and is effective on the Issue Date. Certain provisions of Your Contract are revised as described below. To the extent any provisions contained in this add-on benefit are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this add-on benefit will control. The provisions of Your Contract remain in effect except where modified by this add-on benefit. The Contract is revised as follows: 1) The CONTRACT DATA PAGES of the Contract are revised as follows: a. The following add-on benefit charge is added to the Contract Data Pages and increases the Total Asset Based Charges: "4 Year Withdrawal Charge Schedule On an annual basis, this add-on benefit Add-On Benefit Charge: charge equals [0.40%] of the daily Separate Account Contract Value and is assessed during the first four (4) Contract Years." b. The Withdrawal Charge Schedule is deleted and replaced with the following schedule: "Withdrawal Charge Schedule: Completed Years Since Withdrawal Charge Receipt of Premium Percentage [0 8.00% 1 7.00% 2 5.50% 3 3.50% 4+ 0.00%]" c. The first sentence of the PREMIUM(S) provision is deleted and replaced with: "Premiums are flexible but will be accepted only during the first Contract Year." Signed for the Jackson National Life Insurance Company President ICC18 7757